Filed by Calculator New Pubco, Inc. and Quantum FinTech Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Quantum FinTech Acquisition Corporation

(Commission File No. 001-40009)

Date: July 20, 2023

SPAC Insider Podcast - Transcript

Nick Clayton:	Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. SPAC structures can provide unique opportunities to bring together many pieces to a new puzzle, which is very much the case with this week's deal. I'm Nick Clayton, and this week my colleague Marlena Haddad and I speak with John Schaible, Chairman and CEO of Quantum FinTech Acquisition Corporation, and Craig Ridenhour, Chief Business Development Officer at AtlasClear. John and Craig explain how they have crafted a three-way merger to give AtlasClear a unique set of competencies in the financial services space, combining trading, clearing, settling and banking with financial products that are generally unavailable to its middle market clients. They discussed why this market is underserved and what barriers to entry they would be able to surmount with this combination. Take a listen.

So this is a really unique SPAC transaction and I wanted to get to each of its constituent parts in turn, but first I'd just love to know more about the genesis for this business idea. John, you started and sold NexTrade over the course of a decade. So what did you see looking at Atlas that you saw something like a core that could be built upon?

John Schaible:	It really is a continuation of the model that we built at NexTrade, which we did end up selling to Citibank. We've always focused on using technology to create efficiencies for our customers, and in a highly regulated environment, you've got to have efficiencies that are technology and you also have the full understanding of the regulatory structure. And so we have for the last 25 years, been building financial services firms that are highly regulated, that use technology to create advantages for our customers. And that really is what this is encapsulating. It's a FinTech company for a correspondent clearing firm and a Federal Reserve member bank.

Nick Clayton:	Great. And for Craig, I would love to know what your process was like with this too. How many of the ideas did you have from your vantage point and how many stones did you have to turn over to get some of these pieces together?

Craig Ridenhour:	Well, it has been a long process. John and I have been at this for some time, but at the core of what we've been trying to create was basically a one-stop solution to really service that small institution market that's been orphaned by combining a correspondent clearing firm and a Fed member bank, to be able to control the entire lifecycle of a custody clearing settlement of a transaction and also banking that transaction. And so throughout the course of this process, we had a number of different targets identified, and it ended up that the two that we're currently engaged with Wilson Davis and also Farmers State Bank just fit perfectly. As far as culturally, also with their history. Clean, profitable, and then layering in our technologies, we thought we really could create a unique platform that could really capitalize on a portion of the market that's been orphaned.

Marlena Haddad:	And so once this transaction closes, AtlasClear aims to serve financial services firms on the lower end of the spectrum in terms of scale. So what makes a small to mid-sized market an attractive customer base?

John Schaible:	Craig likes the term “orphaned,” and that really is what's happened to a number of small brokerage firms and family offices. It's difficult for them to get what would otherwise be a competitive relationship for these services because they don't have the scale. They often have one-off issues that they have to have addressed. And it's difficult for very large bureaucratic firms to invest the time and money to service these customers. From our perspective, they are smaller, but they also generally bring higher margins. And so it's a really good business for us to do and it is the business that we've done since the beginning of NexTrade where we've serviced and provided technologies to smaller firms that on their own really couldn't make the investments to offer a competitive solution. So this is just what we've been doing for a long time. We've been doing it well and we're excited about the next version of it.

Marlena Haddad:	And so with that in mind, why is it that larger institutions haven't put more effort into serving this market?

John Schaible:	It's a good question. It's something that we see both on the bank side and on the broker side. The regulatory environment, rightfully so, is very strict, but that strictness carries a lot of expenses and a lot of burden. And so if the customer as a whole doesn't offer enough money or offer enough potential future business, decisions are made at the business level where it's not worth the investment in these customers relative to what they get in return. Obviously you get to a point where you get over that equilibrium, but for the large part of the small market, they don't get over that equilibrium.

And in certain situations, customers end up actually doing what we call piggyback relationships where they're unable to support the minimum costs for these kinds of services. And so they end up getting another intermediary that goes to the end intermediary, and every time you add a layer into a transaction cost or a banking cost, you add risk and you add expense. So it's a difficult market if you're a big firm, often by not servicing them, you end up getting their business anyway through these piggyback relationships. So the motivations aren't there to reach down and service this market the way it should be serviced.

Marlena Haddad:	Got it. And then I am interested to hear what your marketing approach will be towards this group of potential clients. If you could just dive a bit deeper into that.

John Schaible:	Sure. We do always try to lead with our technologies. Our technologies offer white label solutions where customers can come into us and have a product that's competitive with anything else out in the market, and we price that white label technology based on that customer's business, what we think they can bring to us as well. But in certain situations, we offer it as a loss leader to these enterprises so they can be competitive. From our perspective, we've made the investment in the technology and the scale, and so what we're really concerned about is getting the customer onto the platform in the first place.

And when we're able to do that, it's very sticky, the relationship, because if you're a small introducing broker and your customers come in and they deposit their assets with you as a custodian, I don't know if you've ever personally tried to transfer an account, for example, from Etrade to Schwab, it can be a massive burden. If you're a brokerage firm and you've got say only a thousand clients, it doesn't change the fact that each of those clients have to be transferred in the same kind of brutal process. And so for us, we're using our technologies to provide an advantage to these smaller customers. And the benefit to us of course, is we get really sticky customers with higher margins.

Nick Clayton:	So just getting into the nuts and bolts into how this is all going to work, can you walk us through each of the puzzle pieces here? What does Wilson Davis & Co. bring to Atlas FinTech and how will the capabilities of Commercial Bancorp of Wyoming add to the combination as well?

John Schaible:	Wilson Davis & Company is a full correspondent clearing firm, and there just really aren't many independent correspondent clearing firms, which means they're a member of NSCC, DTC, they can carry and custody a variety of products and they can provide introducing brokers a complete solution. That's critical for the business model because our technologies are trading technologies, front-end technologies, risk management technologies, and Wilson Davis provides the security side solution for that business. The bank is an interesting add-on, and I do want to stress the transactions are pending regulatory approval. It's not up to us to say that this is going to happen. FINRA has to bless the Wilson Davis transaction and ultimately the Federal Reserve has to bless the acquisition of the bank. But assuming we get through those approval processes, we'll be able to marry the two companies in a way that creates a lot of efficiencies.

Brokerage firms often have large cash balances, especially in qualified accounts. Those cash balances have to be swept or qualified accounts to FDIC institutions. If you're able to properly marry a bank and a correspondent clearing firm, you create a very significant deposit capture mechanism for the bank itself. And then of course, from the brokerage perspective, margin lending is a very good business. The more you can do margin lending because you've got liquid custody and collateral in your own possession, the better off your returns can be. The bank can help supplement the clearing firm in the margin lending, and it creates between the two companies a solution for the holding of almost every form of asset and also creates efficiencies in how we capture total net interest margin between the two firms. Also, it gives us control over the assets against which we're extending credit.

And when you get into things like portfolio margin, it's easy to overlook the importance of control over the custody when you're used to dealing with really large firms and they never have fails. But at a smaller firm level, from the risk management perspective, it's better if one firm can control all of those assets from a collateralization perspective because then you know you're not going to have fails. So Wilson Davis gives us all the power over the securities transactions that we want. The bank will give us the cash and cash settlement transactions that we want. Married together, they provide us a platform for risk management that we want. Having the technology necessary and having the regulatory experience necessary is a big lift, but this is what we've been doing for the last 25 years, and so we know how to articulate the marriage of tech, both FinTech and RegTech to get it right.

Nick Clayton:	For those who are somewhat unfamiliar, what are the advantages to acquiring these competencies through M&A rather than applying for licenses and building this out in an organic or greenfield way?

John Schaible:	Nick, I want to thank you for the great question. So we have built several companies from the ground up, and it's an extraordinarily hard thing to do, not just from the business perspective of actually getting the customers and getting to profitability, but integrating all of the technologies in a way that the customer doesn't see any interruption in the services that they want. Wilson Davis has been around for over 50 years. The bank that we're targeting to acquire and have under contract to acquire has been around for over a hundred years. Both have really good existing tech stacks, but importantly, they've got existing staff, they've got existing people that understand how to run the business. They're both profitable. And so the bottom hurdle of getting to a point where are you going to be able to build a business and get a critical mass to really grow is already covered for us.

And because these companies are already operating, it's much easier for an experienced management team and an experienced board like we have to step into the platform and really help goose the engine by letting the companies grow in the way we believe we can help them grow. So for us, the buy versus build question is a no-brainer. With these two companies that we spent a lot of time identifying, a lot of time cultivating, the buy decision is absolutely the right decision. It'll get us to market much faster, which makes a huge difference in customer support and customer acquisition.

Marlena Haddad:	And do you have a pipeline for further M&A after these transactions are complete, or will the platform be largely rounded out by then?

John Schaible:	We do have a pipeline of identified targets that we're interested in acquiring. I can't go into specifics for them, but it is our intention to use our publicly traded currency to make acquisitions that are accretive to the platform and accretive not just from a profitability perspective, but from an asset capture perspective. Money is made by the clearing company by having more assets under their control against which to lend. Whether that's lending for actual margin loans or stock lending, the goal is to grow that asset base and by finding the right acquisitions we can do that much faster and that will be our intention post de-SPAC.

Marlena Haddad:	And so among your competitors, none of them check all the boxes in terms of services that AtlasClear plans to offer. So of those competencies, which do you think is the hardest to integrate for incumbents?

John Schaible:	The hardest integratability is the cultural differential between the bank and the brokerage firm. They're very different animals in how they operate and how they think internally. They're obviously both highly regulated and they grow up under very strong regulation, and so they're always worried about that. But the regulators are different. The standards are different. These two companies are small enough where we can come in and share our culture, which is knowing how to run brokerage firms and knowing how to run a bank, and tying them together. It's a difficult process. If you were trying to buy a big brokerage firm and merge it with a big bank, it can take forever. With these little companies and our culture, we believe we can integrate them very quickly and we think that's a significant advantage for us and it's something we've done in the past.

Nick Clayton:	So moving back to the deal a little bit, I just wanted to get a little bit more into your process also, John. Since IPOing in February, 2021, you've seen the market change quite a bit and Quantum FinTech even had a different deal going at one point. So just how have the macro factors around changed what you were looking for?

John Schaible:	Well, the SPAC market got really hard and the institutional support and PIPE market got really hard and a lot of it dried up and difficult to get a transaction done. When we went public through our IPO, we didn't go public and try to take advantage of the SPAC craze. From the Atlas group of companies that we run, we had identified multiple targets that we wanted to acquire for the Atlas companies and COVID came along. And our companies have always been small relative to our competition. We don't have a blank checkbook where we can just throw money at acquisitions. Acquisitions that we were trying to identify had to make sense from a cashflow perspective. If it didn't make sense from a cashflow perspective, we couldn't afford to do it. And as COVID came along, we had several companies that we were interested in acquiring, but we couldn't forecast a way to buy them because I didn't know what COVID meant.

Our board would meet and say, "What's going to happen to trading revenues?" I wouldn't have predicted the trading boom that followed COVID. What's going to happen when airports shut down? It was a very difficult time to decide what to do. And we had identified already both of the targets. We had already had Wilson Davis under our horizon, and we had Farmers State Bancorp, the holding company, which is Commercial Bancorp of Wyoming, as a target that we were interested in acquiring back in 2020. These are companies we've known for a long time. So we decided to do the SPAC because we felt that by the time we went public, perhaps we'd have more clarity on COVID. And then we'd have a better situation where we could acquire a company with more reliably predictable proformas and reliably predictable results.

I was surprised at the number of additional opportunities that came into us that were good companies that might make good targets for us, but the market did change and we had to go to a different acquisition opportunity and we were actually looking at taking AtlasClear to an entirely different SPAC and in discussions with other SPACs because it's such a good target, but the way the events unfolded, we were able to have Quantum FinTech Acquisition take AtlasClear out, and we think it's a fantastic trade. All of that unfolded because the SPAC market went from super hot to super cold and a lot of trades broke. We've been able to navigate that and get to a really good business combination and we're looking forward to hopefully de-SPACing very soon. Certainly for us, the SPAC path is the best path for putting AtlasClear together because once again, we're coming into a company with less capital than we'd like to have to be really competitive across the board for all potential customers.

We also want to do acquisitions. And so from a small company perspective and having always run relatively small companies, we're always thinking about how do we make sure we have the capital to make the acquisition or how do we have the vehicle to secure the additional capital we want to bolster our balance sheet? Very much makes sense to me that having that New York Stock Exchange public currency is a mechanism to do secondaries or having that currency as a mechanism to do acquisitions is right for us. And so for us, the SPAC path is definitely the best path.

Nick Clayton:	And a corollary of that, I'm interested in the ways that the two sides of the transaction have been able to align their interests with the SPAC transaction structure as well. Because despite your two sides having some familiarity with each other, the deal does include an earnout and Quantum FinTech has offered to put some promote shares to work in fundraising efforts. So just what have you been able to hammer out there and why do you think that's important as a part of the SPAC process and your process moving forward?

Craig Ridenhour:	This is a process we went through in the fall when we went down the path. We being AtlasClear, I'm on the AtlasClear side right now, and Quantum FinTech. Because of some conflicts that were there, we had to follow a very strict process by which to actually negotiate the deal. We obviously had to reach a certain threshold. Quantum at the time had over $200 million in trust, let's just call it $200 million. So we had to have $160 million dollar transaction. So I was negotiating on behalf of AtlasClear with a Quantum special committee that was put together. And during that process, they had contracted with a fairness opinion writer. And two primary objectives of the fairness opinion writer was one, was it a fair and equitable transaction for the current Quantum shareholders? And two, did it reach the threshold enterprise value-wise in order to be able to be taken to a vote?

So there's quite a bit of negotiation back and forth as far as one, being mindful of what would be receptive in the market. We wanted to be mindful of that. Too many SPAC deals come out with these huge numbers and what happens to them afterwards? And we also had faith in our own management and that we could deliver. And so we structured a deal whereby we would be able to make the two acquisitions, but over 50% of the deal would actually be on earnouts on the back half with management, putting it forward saying if we perform, we actually would get that earn out. And through that metric, we were able to align everyone's interests, realize that we were all vested and we were able to move forward with the transaction. We met the threshold necessary to take it to a vote.

So it was a really thoughtful process that we went through and the negotiation to make sure that one, it would be something that would be acceptable to the market. But two, it also showed to the market that management believed in what we were doing and we were willing to put our compensation for the companies on the line in the form of the earnout. So it was a long thoughtful process.

John Schaible:	It is always alignment of interest. The contribution of the founder shares, those are contributed for the purpose of securing additional capital. As Craig mentioned, over 50% of the value of the transaction is purely earnout based. From the Atlas perspective, the technologies that we've been building that are world class that are contributed, they're contributed purely for equity. So the entire alignment of interest is for the stock price to go higher. And I like that both as a shareholder and as a management member because our alignment is exactly aligned with the shareholders.

Marlena Haddad:	And so you briefly touched upon this earlier, but how much capital does AtlasClear need in order to close on all of its near term ambitions? And do you have some contingencies based on what you would do with a little more, perhaps a little less capital in the end?

John Schaible:	We do have contingencies. We're expecting in our proformas to add about $28 million in capital into Wilson Davis in total in the first year. That is what we think we need to hit the growth plans that we're putting forward in our projections. And then from the bank perspective, the bank is very small right now, assuming the bank gets approved and we're able to marry the two companies together, the bank only has $2.7 million dollars in capital and the amount of deposit sweeps that we could take from Wilson Davis to the bank is far more than the bank can hold today.

And so we're always looking at what is the total balance sheet and what is the amount. In an ideal situation, we can hit all of our revenue marks with the $40 million dollar minimum that's in the transaction, but as soon as that is done, we are going to want to go out into the market and to get additional capital largely to support the comfort level of our counterparties that want to see a higher balance sheet for trading on the securities side, and then also to support the amount of deposit capture that we can get into the bank.

We would like to see both institutions ultimately with over a $100 million in balance sheet capital. When we get there, we think we'll be able to compete with almost anyone for almost any customer. And that's what we hope to do. We can get by on the transaction with less than $40 million, theoretically we could get by with less than $28 million additional capital to Wilson Davis, but to absorb the customers we believe we have available to us now that $28 million into Wilson Davis is going to be critical.

Marlena Haddad:	Got it. And so in general, what do you think is the most exciting thing in this space in terms of new technology and new capabilities being made available?

John Schaible:	That's kind of a loaded question. There is eventually going to be some clarity on crypto from the regulatory perspective. And for me, it's not so much crypto, it is the actual technology that is distributed ledger. When it's better embraced, it'll reduce not just settlement time to zero, but balance sheet risk behind that. The products that can be created off of that ultimately are very exciting. However, for us, we're talking about a very rudimentary platform in terms of what we want to do. We want to buy and sell stock. We want to lend money to people to buy and sell stock. We want to eventually buy and sell currency and we want to lend money to people to buy and sell currencies.

And so we're very excited about the size of the business that is open to us and available to us. We're very excited about how good we know our technology is and how we can attract customers. Once all of that is integrated, once all the regulatory approvals are in place, then the next most exciting market is the distributed asset market. But we won't touch that until we have absolute clarity from a regulatory perspective. Just as a bank and as a brokerage firm, I don't think you can project when that'll come. So none of that is actually in our business model. We're excited about, it's complex, the relatively mundane, providing custody services, providing trading services and letting our technology do what it's always done, which is go fast.

Nick Clayton:	Yeah, that's really interesting. I hadn't thought about this transaction in quite exactly that way, but just given all of the SPAC deals that we follow, and there are so many that whether they touched upon crypto or some of the other things there that we've seen very long SEC review processes, and it is just some of them have had a hard time getting to close, and yet it's interesting what you've been able to set up here in terms of really getting all of the infrastructure necessary to take advantage of a variety of different opportunities once they show up and once they are, as you say, there's regulatory certainty and clarity on them. I guess I'm interested, is that informed by what you've been seeing among other SPAC deals or just this was the strategy that you thought made the most sense from the very beginning?

John Schaible:	From our perspective with the limited capital that we have and the customers that we have available to us, it makes the most sense for us to focus on the business that is available as opposed to looking over the horizon as to what might be the most exciting. The regulatory landscape is what it's always been. Every customer or every participant that comes into the regulatory environment is treated according to their own activities. It's not as if the SEC is anti-crypto. That that's not the case, but it is relevant what kind of trading transaction you were doing. What was your thoughtfulness, what was your approach? How did you coordinate with the regulators in the first place to maybe have a safer landing spot than others? I think they look at every company different, every actor different, and the performance of each individual company is perhaps part of the factor in terms of how they're treated by the regulators more so than what is the asset class, if that makes sense.

Craig Ridenhour:	I think what we're just trying to convey is that what we are creating is, even though it is a complex structure, we've got all these moving parts, that once they actually come together, we've created a one stop platform for these small institutions that have been orphaned. And I do use that word all the time, but it is the reality. Bob McBey, who actually runs Wilson Davis, is our partner on this project, he gets calls weekly from smaller broker dealers that would like to onboard for clearing solutions. And quite frankly, they've been primarily focused on equities and in particular microcaps throughout their history. But everything is in place, stock, loan, margin, everything's in place to really expand the business rapidly post close, and that's what we intend to do. And then layer in the technologies.

We had a question yesterday from someone, from an analyst, that said, "Okay, it's a really complex transaction if you think about it. How do you distill that down?" And I said, "I think the clarity will come once we have everything strung together, because you won't have all these parts, provided we get the regulatory approvals.” And so we also want to stress that there's a lot of ... Our first two years projections, we did a lot of work on them last fall to make them reasonable, to make them conservative, to where not only do things just with the existing business that Wilson Davis has, that we can not only meet them, but probably far exceed them, with some of the business we intend to bring on in the first two to three to four quarters.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), Calculator New Pubco, Inc. (“New Pubco”) (to be renamed AtlasClear Holdings, Inc.) has publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, containing a preliminary proxy statement of Quantum FinTech Acquisition Corporation (“Quantum”) and prospectus of New Pubco, and after the registration statement is declared effective, Quantum will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. This transcript does not contain any information that should be considered by Quantum’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of New Pubco. Quantum’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about New Pubco, Quantum, AtlasClear, Inc. (“AtlasClear”), Wilson-Davis & Co., Inc. (“WDCO”), Commercial Bancorp of Wyoming (“Commercial Bancorp”) and its subsidiary bank, Farmers State Bank (“FSB”), and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at atlasclearir@icrinc.com.

No Offer or Solicitation

The content of this transcript shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. The content of this website does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Quantum, AtlasClear and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Quantum stockholders with respect to the Proposed Transaction. Quantum stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Quantum in its Annual Report on Form 10-K, filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Quantum stockholders in connection with the Proposed Transaction and other matters to be voted upon at Quantum’s special meeting of stockholders will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the interests of the participants in the solicitation of proxies from Quantum’s stockholders with respect to the Proposed Transaction will be contained in the proxy statement/prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this transcript may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this transcript include, but are not limited to, statements as to (i) expectations regarding the Proposed Transaction, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) AtlasClear’s and Quantum’s expectations as to various operational results and market conditions, including anticipated synergies and efficiencies and performance in the business, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions, (v) anticipated benefits of the Proposed Transaction and proposed acquisitions, (vi) the financial technology of the combined entity, including its anticipated benefits and advantages (vii) anticipated pipeline of future targets for the combined company and (viii) expected listing of the combined company.

The forward-looking statements contained in this transcript are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction closes but AtlasClear’s acquisition of Commercial Bancorp and its subsidiary bank, FSB, does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp’s stockholders and receipt of required regulatory approvals); the failure to obtain requisite approval for the transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to obtain the requisite approval of Quantum’s stockholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of AtlasClear and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the proposed acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate, and to realize the benefits of, the proposed acquisitions; changes in general economic or political conditions; changes in the markets that AtlasClear targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; the impact of the ongoing COVID-19 pandemic; any change in laws applicable to Quantum or AtlasClear or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed or to be later filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2022 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this transcript speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.